Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

August 9, 2012

Via Edgar

Rufus Decker, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:        Entertainment Gaming Asia Inc.

              Form 10-K for the Year Ended December 31, 2011

              File No. 1-32161

Dear Mr. Decker:

On behalf of our client, Entertainment Gaming Asia Inc., a Nevada corporation (the “Company”), we are responding to the staff’s comment letter to Andy Tsui, Chief Accounting Officer of the Company, dated August 2, 2012. This will also follow up on the undersigned’s telephone conversation of August 8, 2012 with Nudrat Salik of the Commission staff concerning this matter.

We understand that the PCAOB is able to inspect the audit work and practices of Ernst & Young (Hong Kong), our auditor. As explained in the PCAOB’s List of Audit Clients of Non-U.S. Registered Firms in Jurisdictions where PCAOB is Denied Access to Conduct Inspections, the PCAOB is prevented from inspecting the audit work of a firm located in Hong Kong only to the extent of its audit work of a company's operations in People’s Republic of China (“China”).

Prior to the first quarter of 2011, the Company controlled a subsidiary located in China, and the PCAOB was prevented from inspecting Ernst & Young (Hong Kong)’s audit work in relation to the Company’s subsidiary in China. However, the Company has terminated its China operations and completed the deregistration process of the China subsidiary at the end of the first quarter of 2011, and since then the Company has not had any operations in China. Therefore, the PCAOB is not prevented from inspecting the audit work of Ernst & Young (Hong Kong) in respect of its audit of the Company for periods subsequent to the first quarter of 2011. Therefore, we do not believe that it is necessary to include a risk factor disclosure concerning this matter.

GREENBERG TRAURIG, LLP ▪ ATTORNEYS AT LAW ▪ WWW.GTLAW.COM

3161 Michelson Drive, Suite 1000 ▪ Irvine, California 92612 ▪ Tel 949.732.6500 ▪ Fax 949.732.6501

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AUSTIN

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Delaware

Denver

Fort Lauderdale

Houston

Las Vegas

london*

Los Angeles

Mexico City+

Miami

milan**

New Jersey

New York

Orange County

Orlando

PALM BEACH COUNTY

Philadelphia

Phoenix

rome**

Sacramento

San Francisco

SHANGHAI

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Tallahassee

TAMPA

tel aviv^

Tysons corner

Warsaw~

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*  operates as

greenberg

traurig maher LLP

+  Operates as Greenberg
Traurig, S.C.

^  a branch of
greenberg traurig, p.a.
florida, usa

~  operates as Greenberg
Traurig GRZESIAK sp.k.

** Strategic Alliance

Rufus Decker, Accounting Branch Chief

Securities and Exchange Commission

August 9, 2012

On behalf of the Company, please be advised that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue

Enclosure

cc:       Entertainment Gaming Asia Inc.

            Ernst & Young (Hong Kong)

GREENBERG TRAURIG, LLP